UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 9, 2015 (March 8, 2015)

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3610	25-0317820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

390 Park Avenue, New York, New York 10022-4608

(Address of principal executive offices) (Zip Code)

Office of Investor Relations 212-836-2674

Office of the Secretary 212-836-2732

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On March 8, 2015, Alcoa Inc., a Pennsylvania corporation (“Alcoa”), Ranger Ohio Corporation, a wholly-owned subsidiary of Alcoa and an Ohio corporation (“Merger Sub”), and RTI International Metals, Inc., an Ohio corporation (“RTI”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into RTI (the “Merger”), with RTI continuing as the surviving corporation and a wholly-owned subsidiary of Alcoa.

At the effective time of the Merger and subject to the terms and conditions of the Merger Agreement, (i) each outstanding share of RTI common stock will be converted into the right to receive 2.8315 shares of Alcoa common stock (the “Exchange Ratio”) and (ii) employee stock options and other equity awards will generally be adjusted based on the Exchange Ratio and converted into comparable awards denominated in shares of Alcoa common stock or, in certain cases, vest and be converted into the right to receive the merger consideration.

Consummation of the Merger is subject to customary conditions, including, among others, (i) the adoption of the Merger Agreement by the holders of RTI common stock, (ii) the absence of any law or order prohibiting the closing, (iii) antitrust clearance, (iv) subject to certain exceptions, the accuracy of representations and warranties and performance of covenants, (v) the effectiveness of the registration statement for the Alcoa common stock to be issued in the Merger, and (vi) the delivery of a customary opinion from RTI’s counsel that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

Alcoa and RTI have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants of RTI requiring it to conduct its business in the ordinary course consistent with past practice between the execution of the Merger Agreement and consummation of the Merger. In addition, RTI has covenanted not to solicit proposals relating to alternative business combination transactions and, subject to certain exceptions, (i) to cause a shareholder meeting to be held to consider approval of the transactions contemplated by the Merger Agreement, (ii) for its board of directors to recommend approval by its shareholders of the transactions contemplated by the Merger Agreement and (iii) not to enter into discussions concerning or provide confidential information in connection with alternative business combination transactions.

The Merger Agreement contains certain termination rights for both Alcoa and RTI. The Merger Agreement further provides that in certain circumstances, including if RTI terminates the merger agreement in order to enter into an alternative transaction, RTI would be required to pay Alcoa a termination fee of $50,000,000.

The Merger Agreement has been described herein and attached hereto as an exhibit to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Alcoa or RTI. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Alcoa or RTI. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Alcoa’s or RTI’s public disclosures.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Item 7.01.	Regulation FD Disclosure.

Alcoa issued a press release on March 9, 2015 announcing execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Also on March 9, 2015, Alcoa released an investor presentation and issued a communication to its employees regarding the Merger. Copies of the investor presentation and a letter to Alcoa employees are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference. Also on March 9, 2015, Alcoa issued a communication to RTI employees regarding the Merger and provided a webcast presentation to RTI employees. Copies of a letter to RTI employees and the webcast presentation are attached hereto Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.

Also on March 9, 2015, Alcoa issued an e-mail to its employees regarding the Merger, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

To supplement the information in its investor presentation referred to above, Alcoa is providing the following information in this Item 7.01: Per our presentation materials, including the press release and investor presentation dated March 9, 2015, we provided that the RTI acquisition will offer Alcoa financial benefits with realized net synergies of about $100 million in 2019, which are comprised of $109 million gross synergies, partially offset by $9 million for costs to achieve those synergies. These gross synergies are projected approximately as follows: 1) 40% from process productivity (i.e., increase utilization of open melting, billetizing and rolling capacity driving improving operational costs and midstream and downstream integration cost efficiencies through maximizing internal metal supply, decreasing outsourced machining and optimizing revert metal loop); 2) 18% procurement savings (i.e., increased scale purchasing for commodity and other production and maintenance supplies and standardize payment terms); 3) 19% overhead cost reductions (i.e., integration of shared services for finance, credit, IT, and HR; and 4) 23% revenue growth (i.e., extrusions and subassemblies, Ti ingot directed buy programs and Ti Al for high growth engine components).

The information in this Item 7.01 and in Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of Alcoa’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibit is filed as part of this report:

2.1	Agreement and Plan of Merger, dated as of March 8, 2015, by and among RTI International Metals, Inc., Alcoa Inc. and Ranger Ohio Corporation.*

The following exhibits are furnished as part of this report:

99.1 Alcoa Inc. Press Release, dated March 9, 2015.

99.2 Alcoa Inc. Investor Presentation, dated March 9, 2015.

99.3 Letter to Alcoa Inc. Employees, dated March 9, 2015.

99.4 Letter to RTI International Metals, Inc. Employees, dated March 9, 2015.

99.5 Webcast Presentation to RTI International Metals, Inc. Employees, dated March 9, 2015.

99.6 E-mail to Alcoa Inc. Employees, dated March 9, 2015.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Alcoa agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

Forward-Looking Statements

Certain statements in this report, including statements regarding the proposed acquisition of RTI by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RTI to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction; (e) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the proposed transaction, or the failure to satisfy the other closing conditions to the proposed transaction; (f) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (g) potential sales of Alcoa common stock issued in the acquisition; (h) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (i) consequences of investigations by governmental agencies or regulatory authorities; (j) the failure to capitalize on anticipated growth in the commercial aerospace market; and (k) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of RTI that also constitutes a prospectus of Alcoa. RTI will provide the proxy statement/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from both Alcoa’s website (www.alcoa.com) and RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 18, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2015. You can find information about RTI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about Alcoa’s executive officers and directors and RTI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2015

ALCOA INC.

By:	/s/ Audrey Strauss
	Name:	Audrey Strauss
	Title:	Executive Vice President,
Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 8, 2015, by and among RTI International Metals, Inc., Alcoa Inc. and Ranger Ohio Corporation.*

99.1	Alcoa Inc. Press Release, dated March 9, 2015.

99.2	Alcoa Inc. Investor Presentation, dated March 9, 2015.

99.3	Letter to Alcoa Inc. Employees, dated March 9, 2015.

99.4	Letter to RTI International Metals, Inc. Employees, dated March 9, 2015.

99.5	Webcast Presentation to RTI International Metals, Inc. Employees, dated March 9, 2015.

99.6	E-mail to Alcoa Inc. Employees, dated March 9, 2015.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Alcoa agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.